UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS
        Under Section 12(b) or (g) of The Securities Exchange Act of 1934


                              WALLACE SILVER, INC.
--------------------------------------------------------------------------------
                 (Name of Small Business Issuer in its charter)


              Idaho                                      82-0291029
--------------------------------------------------------------------------------
(State or other jurisdiction of             (I.R.S. Employer Identification No.)
 incorporation or organization)

   13707 East 23rd Court, Spokane, WA                     99216-2801
--------------------------------------------------------------------------------
(Address of principal executive offices)                  (Zip Code)

Issuer's telephone number (509) 928-5869

Securities to be registered under Section 12(b) of the Act:

       Title of Each class                      Name of each exchange on which
       to be so registered                      each class is to be registered


---------------------------------            -----------------------------------

---------------------------------            -----------------------------------


Securities to be registered under Section 12(g) of the Act:

                     Common stock, par value $0.05 per share
--------------------------------------------------------------------------------
                                (Title of class)

--------------------------------------------------------------------------------
                                (Title of class)




              Potential persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

                              WALLACE SILVER, INC.

                                   FORM 10-SB

                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----
                                     PART I

Description of Business.....................................................  3

Management's Plan of Operation..............................................  5

Description of Property.....................................................  5

Security Ownership of Certain Beneficial Owners and Management..............  7

Directors, Executive Officers, Promoters and Control Persons................  9

Executive Compensation...................................................... 10

Certain Relationships and Related Transactions.............................. 10

Description of Securities................................................... 11

                                     PART II

Market Price of and Dividends on the Registrant's Common Equity and
Other Shareholder Matters................................................... 11

Legal Proceedings........................................................... 12

Changes in and Disagreements with Accountants............................... 12

Recent Sales of Unregistered Securities..................................... 12

Indemnification of Directors and Officers................................... 13

                                    PART F/S

Audited Financial Statements................................................ 13

                                    PART III

Index to Exhibits........................................................... 14

Description of Exhibits..................................................... 14

Signature Page.............................................................. 14

                                     PART I

                             DESCRIPTION OF BUSINESS

         The Company was organized in the State of Idaho on August 26, 1968. On July 4, 1969 the Company made an offering of its stock pursuant to the Regulation A exemption to the registration requirements of the Securities Act of 1933. A continuation of that offering was commenced on January 9, 1984 and revised on June 15, 1985 and April 17, 1987.

         The purpose of the offering, as well as the business plan of the Company was to offer shares to the property owners within the City of Wallace for subsurface mineral rights held by the property owners. One share was exchanged for each 25 square feet of property owned and all qualified land owners had an option to acquire an additional 2250 shares for five cents ($.05) per share.

         The offering was completed on January 17, 1988.

         The Company was capitalized for 5,000,000 shares on August 26, 1968. As of December 31, 1999 there were 3,168,066 shares outstanding.

         The Company's business plan was to acquire a substantial portion of all the subsurface mineral rights lying beneath the City of Wallace, Idaho. On December 8, 1987 the Company and the City of Wallace entered into a mining lease whereby the Company acquired the exclusive right and privilege to mine for and extract any and all minerals which may underlie the surface of the real property owned by the City of Wallace and within the exterior geographical boundaries of the City of Wallace. The lease term is for 25 years. A copy of the lease is an exhibit to this filing.

         The Company's business plan, since its inception, was to acquire a majority of the subsurface mineral rights lying within the exterior geographical boundaries of the City of Wallace, Idaho. As a result of its efforts, the Company has acquired the rights to at least 80% of the subsurface mineral estate lying beneath the City of Wallace. The Company was successful in its efforts to gain control of the subsurface mineral rights.

         There has been no development of the Company in the past three years and it has never been involved in any bankruptcy, receivership or similar proceedings and there has been no reclassification, merger, consolidation or purchase or sale of the assets of the Company not in the ordinary course of business.

         The Company, since inception, has been organized to contact various mining companies for the purpose of entering upon an exploration agreement. The Company has received no serious commitments or engaged in material discussions for exploration and development of its mineral rights.

         The present economic and environmental climate existing within the mining industry as a whole makes it unlikely that any development or exploration will occur in the near future. The Company has engaged in no research or development activities and has no current costs for complying with environmental laws.

         The Company intends to pursue strategies to maintain its mineral properties and identify joint venture partners with which to commence operations as a going business. However, the Company can not assure that it will be successful in implementing those strategies or that, if implemented, those strategies will result in a profitable business.

         A significant portion of the Company's future revenues may be derived from royalties earned from the sale of metals and minerals extracted from the Company's property. As a result, the Company's earnings may be directly related to the prices of those metals. Metals and mineral prices fluctuate widely and are affected by numerous factors including: 1) Expectations for inflation, 2) speculative activities, 3) relative exchange rate of the U.S. dollar, 4) global and regional demand and production, 5) political and economic conditions, and 6) production costs in major producing regions. Mining companies are also subject to a number of risks and hazards including: 1) Environmental hazards, 2) industrial accidents, 3) labor disputes, 4) unusual or unexpected geologic formations, 5) cave-ins, 6) rock bursts, and 7) flooding and periodic interruptions due to inclimate or hazardous weather conditions.

         Since the Company has had no development or production, it has created no environmental damage exposure.

         The Company has not been required to deliver an annual report to security holders, but will voluntarily send an annual report, which will include current audited financial statements. The Company does not file reports with the Securities and Exchange Commission. The public may read and copy any materials that are filed with the SEC at the SEC's Public Reference Room at 450 Fifth Street, NW, Washington, DC 20549 and may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The Company will file this registration statement and other documents and reports electronically through the Electronic Data Gathering, Analysis and Retrieval System ("EDGAR"), which is publicly available through the SEC worldwide website, http://www.sec.gov.

                         MANAGEMENT'S PLAN OF OPERATION

General

         Since incorporation, the Company's only business activity has been organizational matters and acquiring interests in subsurface mineral rights. The company feels it has in hand sufficient funds to conduct its business activities planned for the next twelve months.

Plan of Operation

         As a development stage company, Wallace Silver, Inc. has been operationally inactive for the past 15 years. Current business plans include conducting an assessment of assets available to 1) find a business partner to explore and possibly operate the properties of the Company, and 2) analyze the properties immediately adjacent to Wallace Silver, Inc.'s with an eye to a business alliance to explore our joint property potentials.

         The Company does not plan to hire any employees over the next twelve months.

Analysis of Financial Condition and Results of Operations

         There were no operations conducted during the past two fiscal years. The only changes in the company finances were the funds expended to 1) audit the company books, and 2) retain counsel to assist in the preparation and submission of Form 10-SB.

         If the company were to conduct exploration or other operations within the next two years, such activity would be funded by:

o Financing obtained through a joint venture with a major operator already conducting operations in the area.

o        Sale of securities to the general public

o        Private placement of securities

o Loans which one of the directors and a shareholder have indicated a willingness to make.

                             DESCRIPTION OF PROPERTY

         The property of the Company consists of subsurface mineral rights lying beneath the City of Wallace, Idaho. It is the Company's intention to explore joint venture relationships with other mining companies who may have an interest in the mining of the Company's mineral properties. There are no active discussions taking place regarding the Company's mineral properties. The Company has no plans to initiate mining operations on its property until and if a suitable joint venture partner is identified.

         The  Company   presently  has  no  commercial   operations   and  since
incorporation, its only business has been organizational activities.

         The Company has no investments and has no present plan for developing an investment policy.

         The mineral interests owned by the Company constitute fee simple interest to the subsurface mineral rights previously held by property owners within the City of Wallace. Those property owners conveyed, by deed, their subsurface mineral rights to the Company in exchange for stock in the Company. These subsurface mineral rights are held in fee simple absolute. The precise acreage for all of the subsurface mineral rights has not been calculated, but the property from which these subsurface mineral rights were severed, were all located within the boundaries of the City of Wallace. Therefore, to the extent there was private property within the City of Wallace, the majority of those property owners conveyed the subsurface mineral rights to the Company. To the extent there was any property owned by the City of Wallace, including public right-of-ways, such as streets, alleys and parks, the City leased its mineral rights to the subsurface to the Company.

         The City of Wallace, Idaho is situated in an area famous for its production of silver, lead and zinc. Mining along the South Fork of the Coeur d'Alene River, which runs through Wallace, dates back to the mid 1880's. Numerous mines of varying sizes have operated in the immediate area, but today there are three active mines: The Sunshine Mine owned and operated by Sunshine Mining and Refining Company, the Lucky Friday Mine owned and operated by Hecla Mining Company, and the Galena/Coeur Mine, owned and operated by Coeur d'Alene Mines Corporation.

         The Company's property is near mining claims that are currently in operation or have supported profitable mining operations in the past. Immediately adjoining Wallace to the west is the Calladay property, owned by Coeur d'Alene Mines Corporation. Coeur d'Alene Mines has conducted extensive exploration activities in Calladay from its Galena Mine, less than a mile to the southwest of Wallace.

         The 25 year mining lease obtained from the City of Wallace granted the Company the exclusive right and privilege to mine for and extract any and all minerals which may underlie the surface of their real property within the exterior geographical boundaries of the City of Wallace. The lease is renewable for an additional 25 years if the Company is and has been pursuing efforts to interest a third party to explore and develop the property. In determining whether the Company has been pursuing its efforts, such factors as economic conditions existing and the condition of the mining industry in general, including the market price of precious metals shall be taken into account. The City of Wallace retained a 30% interest in any and all gross payments received under any lease or other mining agreement pertaining to any production, exploration, development or rights of access for any of the property. In conducting any of its operations, the Company is not to interfere with or disturb the surface of the property leased by the City to the Company. All work which may be done by the Company shall be performed in a manner and at such depths below the surface as will not cause a result of any caving or settlement of the surface or any damage to any buildings or other structures on the surface and situated within the exterior boundaries of the City of Wallace. No mining shall occur within 500 feet of the surface and the Company shall comply with all planning and zoning laws of the City of Wallace. Oil and gas rights are excluded from the lease and the subsurface minerals leased include all veins, fissures, stringers or other mineral bearing structures and all ores therein containing precious or base metals including, but not limited to, silver, lead, zinc, gold and copper. The Company has the right to enter into the property by such underground tunnels, drifts, cross-cuts, laterals, raises, winzes or other necessary or appropriate openings as in the judgment of the Company shall be necessary or convenient in exploration and/or development of the property.

         As of December 31, 1999 no payments have been made or were owed in connection with the agreement and no development or exploration has occurred.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The table blow sets forth the persons known to management to be beneficial owners of more than 5% of any class of the Company's voting stock.

Title of Class      Name & address of         Amount & nature of         % of
                    beneficial owner          beneficial ownership       class
--------------------------------------------------------------------------------

Common stock        Donald P.  Almquist              220,000               6.9
                    Jaqueline Gorshe
                    W.  2024 Shannon
                    Spokane, WA 99205
--------------------------------------------------------------------------------
Common stock        Lewis R. & Gloria J.             500,000              15.8
                    Higgins
                    13707 E.  23rd Court
                    Spokane, WA 99216
--------------------------------------------------------------------------------
Common stock        Marjorie P.  Almquist            410,000              12.9
                    P.O. Box 463
                    Mullan, ID 83846
--------------------------------------------------------------------------------
Common stock        Ronald G.  Martin                170,000               5.4
                    Jim Martin
                    Jerry Martin
                    322 12th St.
                    St.  Maries, ID 83861
--------------------------------------------------------------------------------
Common Stock        Ronald L.  Allen                 500,000              15.8
                    3031 West 22nd Ave.
                    Spokane, WA 99224
--------------------------------------------------------------------------------

         For all the shares listed for shareholders in column 3, the shares are owned outright. The company has no provisions or obligations for further acquisition by any shareholder within 60 days or any other time period. The company has only one class of stock. There are no shares held under ownership in a voting trust or similar agreement. All shares shown in the above table carry ordinary voting rights; i.e. all shares vote, none are restricted as to voting.

         Since Wallace Silver, Inc. has issued no options, warrants, conversion privileges, or any other type, no stock is subject to acquisition which will affect the above percentages of ownership.

         There are no statements filed with the Commission under Section 13(d) or 13(g) of the Exchange Act concerning the beneficial ownership of the Company's securities.

         The table below sets forth the security ownership of management.

Title of Class      Name & address of          Amount & nature of         % of
                    beneficial owner           beneficial ownership      class
--------------------------------------------------------------------------------
Common stock        Walter Almquist                   135,000              4.3
--------------------------------------------------------------------------------
Common stock        Gust J.  Almquist                 100,000              3.2
--------------------------------------------------------------------------------
Common stock        Lewis R. & Gloria J.              500,000             15.8
                    Higgins
--------------------------------------------------------------------------------
Common stock        Marjorie P.  Almquist             410,000             12.9
--------------------------------------------------------------------------------
Common stock        Ronald G.  Martin                  50,000              1.6
--------------------------------------------------------------------------------
Common stock        All Officers & Directors        1,195,000             37.7
--------------------------------------------------------------------------------

         For all the shares listed for shareholders in column 3, the shares are owned outright. The company has no provisions or obligations for further acquisition by any shareholder within 60 days or any other time period. The company has only one class of stock. There are no shares held under ownership in a voting trust or similar agreement. All shares shown in the above table carry ordinary voting rights; i.e. all shares vote, none are restricted as to voting.

         Since Wallace Silver, Inc. has issued no options, warrants, conversion privileges, or any other type, no stock is subject to acquisition which will affect the above percentages of ownership.

         There are no statements filed with the Commission under Section 13(d) or 13(g) of the Exchange Act concerning the beneficial ownership of the Company's securities.

         DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

         The table below sets forth, as to each director, executive officer, promoter of the Company, such person's name, position and age. Each executive officer and director of the Company holds office until a successor is elected or until the earlier of death, resignation or removal. Each executive officer is elected or appointed by the Company's board of directors.

              Lewis R. Higgins: Age 58, President, Director, Chairman of the Board of Directors. Mr. Higgins has held these offices since November, 1999. His business career has been centered in the mining industry, having held executive positions in several mining and mining related companies. During the past five years he has been employed as a business management consultant and is currently employed by the U.S. Postal Service. Mr. Higgins does not serve on any boards of reporting companies.

              Marjorie P. Almquist: Age 79, Secretary/Treasurer and director. Mrs. Almquist has held these offices since April, 1986. During the past five years she has been retired. Mrs. Almquist does not serve on any boards of reporting companies.

              Walter Almquist: Age 90, Vice President and director. Mr. Almquist has been a director since the company's inception and has been Vice-President since April, 1986. During the past five years he has been retired. Mr. Almquist does not serve on any boards of reporting companies.


              Ronald Martin: Age 84, director. Mr. Martin has held this office since the company's inception. During the past five years he has been retired. Mr. Martin does not serve on any boards of reporting companies.

              Gust Almquist:  Age 40,  director.  Mr.  Almquist has
              held this office since November, 1999. During the past five years he has been employed as an underground mining specialist by DynaTech, an engineering/construction company, whose primary business is in the contract mining business. Mr. Almquist does not serve on any boards of reporting companies.

         The Company does not currently have any paid employees.

         Family relationships: Marjorie P. Almquist is the mother of Gust Almquist and the sister-in-law of Missrs. Ronald Martin and Walter Almquist. Walter Almquist is the brother-in-law of Marjorie Almquist and Ronald Martin. Gust Almquist is the nephew of Mssrs. Martin and Almquist.

         Mr. Walter Almquist passed away on December 10, 2000 and no successor to his position has been named by the Company.

         None of the directors, executive officers or control persons has (1) been involved in any bankruptcy proceedings during the past five years; (2) been convicted in a criminal proceeding; (3) been subject to any order, judgment or decree permanently or temporarily enjoining, barring, suspending or otherwise limiting his/her involvement in any type of business securities or banking activities; (4) been found by any civil court, the commission or commodity, Futures Trading Commission to have violated a federal or state securities or commodity law.


                             EXECUTIVE COMPENSATION

         The Company has paid no enumeration to its directors and officers and does not anticipate the payment of enumeration until the board of directors determines otherwise. The Company has no paid employees, nor does it have any plans to hire any employees in the foreseeable future. The company has no stock option plans, has issued no warrants, stock appreciation rights, or any other type of incentive plan in place, nor does it contemplate adopting any.

         Mr. Lewis R. Higgins has served as the chief executive officer of Wallace Silver, Inc. over the last fiscal year. He received no compensation either in cash or awards of securities options, or any other forms of compensation or incentives.


                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         On November 4, 1999 1,100,000 shares of common stock were purchased from the Company by Mssrs. Lewis Higgins (officer and director), Gust Almquist (director) and Ronald L. Allen. The stock was issued pursuant to an unsolicited offer tendered to and accepted by the Company's board prior to either becoming an officer or director.

         The value of the shares of common stock purchased by Mssrs. Ronald Allen, Lewis Higgins and Gust Almquist was reached by consideration of: 1) the current book value per share of the Company. This value was calculated by taking the Company's bank balance as of November 1, 1999 ($9,500) and dividing it by the number of shares outstanding (2,068,000). That amount was $0.0045 per share.
2) An estimate of the additional cash required to cover the expense of bringing the Company to fully reporting status ($10,000), and 3) No liquid market for the stock. Considering the above factors, Allen, Higgins and Almquist approached the Company's board of directors with a proposal to purchase stock for $0.01 per share for a total consideration of $11,000.

         Marjorie Almquist (officer and director) is Gust Almquist's mother and is the sister-in-law of directors Walter Almquist and Ronald Martin. Mssrs. Walter Almquist and Ronald Martin are Mr. Gust Almquist's uncles. Mr. Higgins is not related to any officer or director of the Company.


                            DESCRIPTION OF SECURITIES

         The Articles of Incorporation provide the Company with authority to issue 5,000,000 shares of capital stock, all of which is common stock with a par value of $.05 per share. As of December 31, 1999, 3,168,066 shares were issued and outstanding. On November 4, 1999 1,100,000 shares of common stock were sold to three individuals at $.01 per share. Two of those three persons are now members of the board of directors, Gust Almquist and Lewis R. Higgins. Mr. Higgins serves as President and Chairman of the Board. Mr. Ron Allen is the third person. The Company has paid no dividends and does not anticipate paying dividends.

         The Company's shares are all common stock. The shareholders of the Company do not have pre-emptive rights and there are no provisions in the Articles of Incorporation concerning cumulative voting rights of shareholders. Idaho law provides that shareholders do not have a right to cumulate their votes for directors unless the articles of incorporation so provide.

         The Company has no provisions in its Articles of Incorporation or By-laws that would delay, defer or prevent a change in control of the Company.


                                     PART II

       MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND
                           RELATED STOCKHOLDER MATTERS


         There is currently no public trading market for the Company's common stock.

         There are currently 271 shareholders of record of the Company's common stock.

         The Company has declared no dividends in the past and does not anticipate declaring dividends in the near future. The Company does not have adequate funds to declare and pay dividends and is not likely to do so in the near future.


                                LEGAL PROCEEDINGS

         The Company is not a party to any pending legal proceeding and has not been such a party since its inception.

                 CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

         The Company's former accountant, Mr. Frank Clovis, chose not to stand for re- election for fiscal year 1999. His past duties were limited to preparation of federal and state income tax returns. Mr. Clovis did not, over the life of the Company, prepare any financial statements. The Company, including its officers and directors, and Mr. Clovis had no disagreements over service or financial matters.

         In January, 2000, the firm of Dan R. Harman, CPA, PS, was retained by the company to serve as its accountant. The Harman firm was engaged specifically to conduct an audit of the company records and books and prepare audited financial statements from its inception.


                     RECENT SALES OF UNREGISTERED SECURITIES

         The following information concerns securities of the Company sold within the past three years without registering the securities under the Securities Act.

a. On November 4, 1999, 1,100,000 shares of the Company's common stock was sold.

b. No underwriters were used in the transaction. The persons purchasing the unregistered common stock were:



                   Ronald L.  Allen                   500,000 shares
                   Lewis R.  Higgins                  500,000 shares
                   Gust J.  Almquist                  100,000 shares

c. The common stock was sold to each of the purchasers for cash. The purchase price was $0.01 per share, paid directly to the company.

d. The sale was an isolated transaction and the Company relied upon the exemption from registration provided by Section 4(2) of the Securities Act. There was no general solicitation or advertising by the Company. This was the only stock sold by the Company in the last five (5) years. The purpose of the sale was to help defray the costs of this registration and preparation of audited financial statements.


                    INDEMNIFICATION OF DIRECTORS AND OFFICERS

         The Company has no provisions in its Articles of Incorporation or By-laws to provide for indemnification of its officers and directors and the Company has no insurance for that purpose. The Idaho Business Corporation Act, Idaho Code Section 30-1-850 through 30- 1-859, allows for permissive, as well as mandatory indemnification of individuals and directors in certain circumstances.


                                    PART F/S

         The audited financial statements of the Company for the years ended December 31, 2000 and 1999 and Cumulative from inception (August 26, 1968) through December 31, 2000 are set forth herein.

                               WALLACE SILVER INC.
                          (a development stage company)

                              Financial Statements

                     Years Ended December 31, 2000 and 1999
                 and Cumulative from Inception (August 26, 1968)
                            through December 31, 2000

                               WALLACE SILVER INC.
                          (a development stage company)
                     Years Ended December 31, 2000 and 1999
                and cumulative from Inception (,August 26, 1968)
                            through December 31, 2000

                                    Contents




Independent Auditor's Report                                           F-3

Financial Statements:
         Balance Sheet                                                 F-4
         Statements of Operations                                      F-5
         Statements of Cash Flows                                      F-6
         Statements of Stockholders' Equity                            F-7
         Summary of Accounting Policies                             F-8 - F-9
         Notes to Financial Statements                             F-10 - F-11

                           DAN R. HARMAN, C.P.A., P.S.
                       ACCOUNTING AND BUSINESS CONSULTING
                        818 W. Riverside Ave., Suite 720
                               Spokane, WA 992.01.
                              Phone (509) 456-6466
                               Fax (509) 838-8209
                          E-Mail danrharman@hotmail.com

                          Independent Auditor's Report

Board of Directors
Wallace Silver Inc.
Spokane, Washington

I have audited the accompanying balance sheet of Wallace Silver Inc, (a development stage company) as of December 31, 2000, and the statements of operations, cash flows, and stockholders' equity for the years ended December 31, 2000 and 1999. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects. the financial position of Wallace Silver Inc. as of December 31, 2000, and the results of its operations and its cash flows for the years ended December 31, 2000 and 1999, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company is a development state enterprise engaged in acquiring and holding ownership in subsurface mineral rights, and has not experienced any significant business activity since 1989. The Company has never shown profits from operations, has $94,570 in cumulative losses since its inception, and has limited working capital at December 31, 2000. These factors raise substantial doubt about its ability to continue as a going concern. Management's plans concerning these matters are described in Note
4. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.



/s/  Dan R. Harman
---------------------------
Dan R. Harman, C.P.A,, P.S.

January 5, 2001

                              WALLACE SILVER INC.
                         (a development stage company)
                                 Balance Sheet
                               December 31, 2000


                                     Assets
                                     ------

Current asset, cash and cash equivalents                       $   3,964

Office equipment, at cost less $250 accumulated depreciation        --

Other assets, mining claims and capitalized promotional,
  exploration and development costs (Notes 1 and 2)                  100
                                                               ---------

                Total assets                                   $   4,064
                                                               =========

                      Liabilities and Stockholders' Equity
                      ------------------------------------

Liabilities                                                    $    --

Commitments and contingencies (Notes 3 and 5)

Stockholders' Equity:
  Common stock -- $.05 par; 5,000,000 shares authorized,
    3,168,066 shares issued and outstanding (Note 1)             158,403
  Adjustment for stock sold for less than par value (Note 1)     (59,769)
  Deficit accumulated during the development stage               (94,570)
                                                               ---------

        Total stockholders' equity                                 4,064
                                                               ---------

                Total Liabilities and stockholders' equity     $   4,064
                                                               =========



See accompanying independent auditor's report, summary of accounting policies and notes to financial statements.

                               WALLACE SILVER INC.
                          (a development stage company)
                            Statements of Operations
                     Years Ended December 31, 2000 and 1999
                and Cumulative from Inception (August 26, 1968)
                           through December 31, 2000

                                                                Cumulative
                                                                from Inception
                                                                (August 26,
                                                                1968) through
                                                                Dec. 31, 2000
                                         2000         1999      ("Unaudited")
                                       ---------    ---------   --------------

Revenues:
  Interest                             $     335    $     240      $   5,600
  Other income                                 0            0            595
                                       ---------    ---------      ---------
        Total revenues                       335          240          6,195
                                       ---------    ---------      ---------

Expenses:
  Write down for impairment of long-
   lived assets (Note 2)                       0            0         48,918
  Legal fees                               5,243        1,353         28,821
  Accounting fees                          9,657          185         13,712
  Supplies                                     0            0          2,215
  Licenses and fees                           27          422          1,439
  Salaries                                     0            0            989
  Insurance                                    0            0            893
  Travel                                       0            0            882
  Office expenses                            262            0            955
  Rent                                         0            0            500
  Advertising                                  0            0            414
  State taxes                                 20           10            384
  Depreciation                                 0            0            250
  Interest                                     0            0            121
  Miscellanous                                 0            0            107
  Printing                                     0            0             95
  Meals and entertainment                      0            0             70
                                       ---------    ---------      ---------

        Total expenses                    15,209        1,970        100,765
                                       ---------    ---------      ---------

Net income/ (loss)                     $ (14,874)   $  (1,730)     $ (94,570)
                                       =========    =========      =========

Basic earnings / (loss) per share      $    (.01)   $    (.00)     $    (.06)
                                       =========    =========      =========



See accompanying independent auditor's report, summary of accounting policies and notes to financial statements.


                               WALLACE SILVER INC.
                          (a development stage company)
                            Statements of Cash Flows
                     Years Ended December 31, 2000 and 1999
                and Cumulative from Inception (August 26, 1968)
                           through December 31, 2000


                                                                        Cumulative from
Increase / (Decrease) in Cash                                            Inception (Aug.
                                                                        26, 1968) through
                                                                         Dec. 31, 2000
                                                   2000        1999      ("Unaudited")
                                                  --------    --------   -------------
Operating activities:
 Net income / (loss)                              $(14,874)   $ (1,730)    $(94,570)
 Adjustments to reconcile net income / (loss)
  to net cash provided by operating activities:
   Depreciation and amortization                         0           0          250
   Write-off of mining properties and
    Exploration costs                                    0           0       48,918
                                                  --------    --------     --------
Net cash used in operating activities              (14,874)     (1,730)     (45,402)


Investing activities:
 Purchases of capital assets                             0           0      (49,268)

Financing activities:
 Sale of common stock                                    0      11,000       98,634
                                                  --------    --------     --------

Net increase (decrease) in cash and
 cash equivalents                                  (14,874)      9,270        3,964

Cash and cash equivalents, beginning of
 the peroid                                         18,838       9,568            0
                                                  --------    --------     --------

Cash and cash equivalents, end of the
 peroid                                           $  3,964    $ 18,838     $  3,964
                                                  ========    ========     ========

Supplemental cash flow information:
 Cash paid during the peroid for interest         $      0    $      0     $    121

Noncash investing and financing activity:
 Acquisition of fixed assets using stock          $      0    $      0     $ 49,018
 Write-off of impaired assets                     $      0    $      0     $(48,918)









See accompanying independent auditor's report, summary of accounting policies and notes to financial statements.


                               WALLACE SILVER INC.
                          (a development stage company)
                        Statement of Stockholders' Equity
              Inception (August 26, 1968) through December 31, 2000

                                                            Adjustment      Deficit accum.
                                    Number of               for stock sold  during the
                                      Shares       Common   for less than   development
                                   outstanding     stock    par value       stage             Total
                                   -----------   ---------  --------------  -------------   ---------
Inception (August 26, 1968)
through December 31, 1998:
Stock issued for mineral rights
at $.05 per share (Note 1)            192,559    $   9,627    $    --         $    --       $   9,627

Inception (August 26, 1968)
through December 31, 1998:
Stock issued for cash , legal
fees, and other expenses            1,075,507       53,776      (15,769)           --          38,007

December 8, 1987: Stock
issued to the City of Wallace,
Idaho for mining cease at $.05
per share (Note 1)                    100,000        5,000         --              --           5,000

Inception (August 26, 1968)
through December 31. 1998:
Stock issues for promotional,
exploration and development
costs                                 700,000       35,000         --              --          35,000

Cumulative losses from
inception (August 26, 1968)
through December 31, 1997                --           --           --           (77,966)      (77,966)
                                    ---------    ---------    ---------       ---------     ---------

Balances at December 31,
  1998 ("Unaudited")                2,068,066      103,403      (15,769)        (77,966)        9,668

November 4, 1999 - Stock
issued for cash at $.01 per share   1,100,000       55,000      (44,000)           --          11,000

Net toss for the year ended
December 31, 1999                        --           --           --            (1,730)       (1,730)
                                    ---------    ---------    ---------       ---------     ---------

Balances at December
  31, 1999                          3,168,066      158,403      (59,769)        (79,696)       18,938

Net loss for the year ended
December 31, 2000                        --           --           --           (14,874)      (14,874)
                                    ---------    ---------    ---------       ---------     ---------

Balances at December
  31, 1999                          3,168,066    $ 158,403    $ (59,769)      $ (94,570)    $   4,064
                                    =========    =========    =========       =========     =========



See accompanying independent auditor's report, summary of accounting policies and notes to financial statements.

                               WALLACE SILVER INC.
                          (a development stage company)
                         Summary of Accounting Policies
                     Years Ended December 31, 2000 and 1999
                and Cumulative from Inception (August 26, 1.968)
                            through December 31, 2000


The Company as a Development Stage Company:
-------------------------------------------
Wallace Silver Inc. ("the Company") was incorporated according to the laws of the State of Idaho on August 26, 1968. The Company, currently located in Spokane, Washington, was originally incorporated for the primary purpose of acquiring and holding the ownership of subsurface mineral rights and the right to extract and mine ores and minerals beneath the surface of the incorporated City of Wallace in Shoshone County, Idaho, and underneath adjoining or adjacent parcels of land in either public or private ownership,

Throughout its history, the Company's activities have been limited to promotional, exploration, development and capital raising activities. No actual operations have taken place. The Company is, therefore, a development stage company, as defined by Statement of Financial Accounting Standards ("SFAS") No. 7.

Cash Equivalents
----------------
For purposes of balance sheet classification and the statements of cash flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Equipment:
----------
The Company's only equipment is office furniture, which is fully depreciated as of December 31, 1999.

Carrying Value of Other Assets:
-------------------------------
In accordance with SFAS No. 121, costs associated with the acquisition of mining claims and related promotional, exploration and development activities were deemed to have been permanently impaired and nonrecoverable prior to January 1, 1998, and have therefore been written off as of December 31, 1997.

Comprehensive Income:
---------------------
The Company has no items of comprehensive income other than those reported on the statement of operations.

Taxes
-----
The Company has no income tax liability or expense for any year from inception (August 26, 1968) through December 31, 2000 due to tax losses generated or carried forward from prior years. As of December 31, 2000, the Company has tax net operating loss carryforwards aggregating $78,495, which expire through the year 2020. A valuation allowance has been recorded for the full value of the deferred tax asset for loss carryforwards since realization in future years is uncertain. The valuation allowance increased by $713 in 2000 due to the net loss of $14,874 for the year, less $14,161 in expiring loss carrvforwards.




See accompanying independent auditor's report and notes to financial statements.

                               WALLACE SILVER INC.
                          (a development stage company)
                         Summary of Accounting Policies
                     Years Ended December 31, 2000 and 1999
                 and Cumulative from Inception (August 26, 1968)
                           through 'December 31, 2000


Use of Estimates
----------------
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Earnings/(Loss) Per Share
-------------------------
The Company has adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings Per Share" ("EPS") that established standards for the, computation, presentation and disclosure of earnings per share, replacing the presentation of Primary EPS with a presentation of Basic EPS. It also requires dual presentation of Basic EPS and Diluted EPS of the face of the income statement for entities with complex capital structures. Basic EPS is based on the weighted average number of common shares outstanding during the period presented, which aggregated 3,168,066 for the year ended Deccmber 31, 2000, 2,251,399 for the year ended December 31, 1999, and 1,803,683 for the cumulative period from inception (August 26, 1968) through December 31, 2000. The Company did not present Diluted EPS, since the result was either immaterial or anti-dilutive.









See accompanying independent auditor's report and notes to financial statements.

                               WALLACE SILVER INC.
                          (a development stage company)
                          Notes to Financial Statements
                     Years Ended December 31, 2000 and 1999
                 and Cumulative from Inception (August 26, 1968)
                            through December 31, 2000


Note 1 - Transactions with Stockholders:
----------------------------------------

In 1969 and again in 1984 the Company made offerings of its common stock pursuant to the Regulation A exemption to the Registration requirements of the Securities Act of 1933. During 1968-1987 the Company acquired ownership of subsurface mineral rights from property owners within the Wallace, Idaho city limits and surrounding area, and from the City of Wallace, Idaho, through the issuance of 292,559 shares of common stock on the basis of one share, of stock for each 25 square feet of property owned, at a price of $.05 per share, for total costs of $14,628.

In addition to the issuance of stock for subsurface mineral rights the Company gave the landowners options to acquire additional shares for $.05 per share. During the period from inception (August 26, 1968) through December 31, 1998, 1,775,507 shares of common stock were issued for cash, promotional, exploration, development, legal and other expenses totaling $73,006.

On November 4, 1999, 1,100,000 shares of common stock were sold to three individuals for $11,000 cash ($.O1 per share). Two of these three persons are now members of the Board of Directors, one of which serves as the President and Chairman of the Board of the Company.

Note 2 - Impairment of Long-lived Assets:
-----------------------------------------

Costs associated with the acquisition of mining claims and related promotional, exploration and development activities, which aggregated $49,018, were deemed to have been permanently impaired and nonrecoverable prior to January 1, 1998, and have therefore been written off as of December 31, 1997, except for a minimal carrying amount of $100 relating to the acquisition costs of the mining claims.

Note 3 - Commitment and Contingency:
------------------------------------

In order to acquire the mineral rights on property owned by the City of Wallace, Idaho, on December 8, 1987, the Company issued 100,000 shares of common stock to the City of Wallace in exchange for a 25 year mining lease which granted the Company the exclusive right and privilege to mine for and extract any and all minerals which may underlie the surface of the real property within the exterior geographical boundaries of the City of Wallace, Idaho. This lease is renewable for an additional 25 years if the Company is and has been pursuing efforts to interest a third party to explore and develop the property, taking into account economic conditions existing and the condition of the mining industry in general, including the market price of precious metals. In addition to the stock which was issued, the City of Wallace retained a 30% interest in any and all gross payments received under any lease or other mining agreement pertaining to any production, exploration, development, or rights of access for any of the property. As of December 31, 2000, no such payments had been made or were owed in connection with this agreement.



See accompanying independent auditor's report.

                               WALLACE SILVER INC.
                          (a development stage company)
                         Notes to Financiial Statements
                     Years Ended December 31, 2000 and 1999
                 and Cumulative from Inception (August 26, 1968)
                            through December 31, 2000


Note 4 -- Going Concern
-----------------------

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company is a development state enterprise engaged in acquiring and holding ownership in subsurface mineral rights, and has not experienced any significant business activity since 1989. The Company has never shown profits from operations, has $94,570 in cumulative losses since its inception, and has limited working capital at December 31, 2000. These factors raise substantial doubt about its ability to continue as a going concern. Management plans to bring the Company into full SEC reporting status by March 31, 2001. If additional funds are needed to finance this effort, management will sell additional shares of stock, or arrange for borrowings, as needed (see also Note 5 below). If management is unable to accomplish their objectives within a reasonable timetable, or runs out of funds, the Company will remain nonoperational until funds are again available to move it forward. In any event, management will not allow the Company to fall into arrears with regard to its Idaho state corporate charter.

Note 5 - Subsequent Event
-------------------------

On January 5, 2001, the Company borrowed $10,000 from two related parties to finance the continued efforts to make the Company a fully-reporting SEC entity. Both individuals are stockholders, and one is also an officer and director of the Company. The borrowings are unsecured, due on demand, and bear interest at 8% per annum.








See accompanying independent auditor's report.

                                    PART III

                                INDEX TO EXHIBITS

         The following are attached as exhibits to this filing:

                  Exhibit 1 - Articles of Incorporation, including amendment

                  Exhibit 2 - By-Laws

                  Exhibit 3 - Mining Lease with City of Wallace


                             DESCRIPTION OF EXHIBITS

1.       Articles of Incorporation, Amendment and By-Laws
2.       Material contracts: Mining lease with the City of Wallace
3.       Instruments defining the rights of security holders - none
4.       Voting Trust Agreements - none
5.       Material Foreign Patents - none


                                   SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            WALLACE SILVER, INC.
                                            ------------------------------------
                                                   (Registrant)

Date:    January 18, 2001                   By:  /s/ Lewis R.  Higgins
                                               ---------------------------------
                                                   (Signature)

                                            Printed Name:     Lewis R. Higgins

                                            Title:            President




                                       14